July 11, 2025

Lang Fei
Chief Financial Officer
Ryde Group Ltd
Duo Tower, 3 Fraser Street, #08-21
Singapore 189352

       Re: Ryde Group Ltd
           Form 20-F for the Fiscal Year ended December 31, 2024
           Filed April 28, 2025
           File No. 001-41950
Dear Lang Fei:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2024
Exhibits

1. We note that you filed a Form S-8 on February 13, 2025 which incorporates by reference documents that you subsequently file pursuant to various sections of the
       Exchange Act, which would include the 2024 annual report on Form 20-F. Ordinarily, this would involve filing updated consents from your auditors as exhibits
       to the annual reports that are subsequently filed, to address the form requirements in
       Item 601(b) of Regulation S-K. Please discuss this concern with the independent accounting firms (successor and predecessor auditors) to obtain and file the auditors'
       consents with respect to inclusion of their reports in the Form S-8.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 11, 2025
Page 2

       Please contact Robert Babula at 202-551-3339 or John Cannarella at 202-551-3337 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation